Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) of Advanced Micro Devices, Inc. and related Prospectus for the merger proposal of Advanced Micro Devices, Inc. and Xilinx, Inc. and to the incorporation by reference therein of our reports dated May 8, 2020, with respect to the consolidated financial statements and schedule of Xilinx, Inc., and the effectiveness of internal control over financial reporting of Xilinx, Inc., included in its Annual Report (Form 10-K) for the year ended March 28, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

December 3, 2020